SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

 (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______ Commission file number __________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STATE STREET CORPORATION AND CERTAIN RELATED COMPANIES SALARY SAVINGS PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STATE STREET CORPORATION 225 Franklin Street Boston, Massachusetts 02110

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Salary Savings Program Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET CORPORATION AND CERTAIN RELATED COMPANIES SALARY SAVINGS PROGRAM

Dated: June 26, 2002	By: /s/Frederick P. Baughman
Senior Vice President, Corporate Controller and Chief Accounting Officer

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

State Street Corporation and Certain Related Companies Salary Savings Program
Years ended December 31, 2001 and 2000

State Street Corporation and Certain Related
Companies Salary Savings Program

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2001 and 2000

[Ernst & Young LLP
Boston, Massachusetts Letterhead]

Report of Independent Auditors

Salary Savings Program Committee
State Street Corporation

We have audited the accompanying statements of net assets available for benefits of the State Street Corporation and Certain Related Companies Salary Savings Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 28, 2002,
except for Note 6, as to which the date is
June 17, 2002

State Street Corporation and Certain Related
Companies Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Cash	$ 356,617	$ -

Investments:
Active U.S. Large Cap Core Fund	91,717,214	109,758,188
Company Stock Fund	391,121,033	453,805,582
Short-Term Investment Fund	91,587,785	99,313,319
Principal Preservation Fund	43,937,324	38,891,017
Daily EAFE Fund	26,602,858	34,434,513
Bond Market Fund	27,812,379	14,191,508
U.S. Core Opportunities Fund (formerly known as U.S. Growth & Income Fund )	79,742,122	84,342,146
Conservative Lifestyle Fund	6,179,958	5,366,253
Moderate Lifestyle Fund	8,946,562	9,900,380
Aggressive Lifestyle Fund	13,651,013	12,928,143
Russell 2000 Index Securities Lending Fund
	11,079,312	7,365,411
S & P MidCap Index Fund
	25,811,719	19,211,785
S & P 500 Flagship Fund
	24,709,314	15,390,204
Self Managed Brokerage Accounts	19,445,891	22,737,551
Participant loans
	19,595,579	21,202,443
Total investments	881,940,063	949,378,443

Contributions receivable:
Employer
	-	1,267,100
Participants
	-	1,853,648
	-	3,120,748

Accrued income	1,310,908	1,467,532
Total assets	883,607,588	953,966,723

Liabilities
Other liabilities	334,022	381,794

Net assets available for benefits	$883,273,566 =============	$953,584,929 =============

See accompanying notes.

State Street Corporation and Certain Related
Companies Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2001	2000

Additions:
Contributions from participants and rollovers	$ 65,095,387	$ 57,574,554
Contributions from employer	17,428,483	15,103,436
Interest and dividend income	11,392,765	11,829,937
Net appreciation in fair value of investments	-	174,424,694
Transfers from other plans (see Note 1)	-	16,422,161
Total additions	93,916,635	275,354,782

Deductions:
Benefit paid directly to participants	37,785,077	57,696,580
Investment management fees	668,133	742,121
Net depreciation in fair value of investments	102,429,767	-
Net transfers to other plans (Note 1)	23,345,021	-
Total deductions	164,227,998	58,438,701

Net (decrease) increase	(70,311,363)	216,916,081

Net assets available for benefits at beginning of year	953,584,929	736,668,848

Net assets available for benefits at end of year	$883,273,566 ============	$953,584,929 ============

See accompanying notes.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The description of the State Street Corporation (the Corporation) and Certain Related Companies Salary Savings Program (hereinafter referred to as the Plan) is provided for general information purposes only. Employees should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan. All employees are immediately eligible to participate in the Plan, as defined in the Plan. The Plan was amended effective January 1, 2001, for various regulatory-related changes as required by law.

During the year ended December 31, 2001, certain participants were transferred to the CitiBuilder 401(k) Plan, as a result of a joint venture between the Corporation and CitiGroup. The majority of the Retirement Investment Services (RIS) Division of the Corporation became part of CitiStreet LLC. Total plan assets transferred out of the Plan amounted to $26,336,622.

Also in 2001, certain former employees of Merrill Lynch, Liberty Financial Companies Inc. and DST Portfolio Systems, Inc. who became employees of the Corporation were granted service credit for services rendered to these former employers. Total plan assets transferred into the Plan for certain former employees of Liberty Financial Companies, Inc. and DST Portfolio Systems, Inc. amounted to $1,804,532 and $1,187,069, respectively.

During the year ended December 31, 2000, the Investors Fiduciary Trust Company (IFTC) Profit Sharing and Investment Saving Plan and Trust, and certain participant balances of the Pacific Investment Management Company (PIMCO) Employees Savings Plan, merged into the Plan. Assets totaling $11,198,607 and $5,223,554, respectively, were transferred into the Plan.

Contributions

 Active participants may elect to make tax-deferred contributions to the Plan equal to 1% to 15% of their compensation, subject to certain limitations. Contributions to the Plan are made by the Corporation, in amounts equal to 50% of the first 6% of the employee’s tax-

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

deferred contribution. All employees who have completed one year of employment and have worked at least 1,000 hours during that period are eligible for the corporate matching contributions. Participants in the Plan are fully vested when they become members.

Participant contributions and matching contributions are allocated in investment funds, including the Corporation stock fund, at the participant’s direction with no restrictions.

All contributions to the Plan are paid to State Street Bank and Trust Company, which holds them in trust exclusively for participants and their beneficiaries, invests them and makes benefit payments as they become due.

Payment of Benefits

Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump sum distribution or may elect to defer the payment of their benefits and remain in the plan, at which time the participants become nonactive.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s accounts and bear interest at a rate comparable to a similar loan with a commercial institution. Repayments of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest is paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their accounts.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The fair value of the participation units owned by the Plan in all funds, except the Short-Term Investment Fund, Self Managed Brokerage Account and the Principal Preservation Fund, are based on each fund’s net asset value per unit on the last business day of the Plan year, where net asset values are based on the fair value of the underlying assets in each fund.

Securities included in the Short-Term Investment Fund are short-term instruments and are valued at cost, which approximates fair value.

The fair value of units of participation in the Self Managed Brokerage Account are based on the fair value of the underlying securities, determined as follows: investments listed on securities exchanges are valued at closing sales prices on the last business day of the year and, in the case of unlisted securities, the valuation is the last published sales price, or the mean between the bid and asked price, whichever is more recent.

Investments in the Principal Preservation Fund are units representing investments in guaranteed investment contracts of insurance companies, which are rated AAA or AA by the major rating agencies. Investment contracts are valued at cost plus accrued interest (contract value). Investment contracts will normally be held to maturity and meet the fully benefit-responsive requirements of AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $43,911,732 and $38,954,008, respectively. The average yield was approximately 6.04% in 2001 and 6.41% in 2000, respectively.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

Reclassification

Certain 2000 amounts have been reclassified to conform with the 2001 financial statement presentation.

3. Investments

During 2001 and 2000, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2001	2000

State Street Corporation - common stock	$ (74,619,421)	$208,377,295
Collective Investment Funds	(23,333,292)	(27,359,542)
Common stock	(3,502,759)	(4,013,753)
Bonds	2,955	(23,848)
Mutual funds	(977,250)	(2,555,458)

	$(102,429,767) ==============	$174,424,694 ============

4. Transactions and Agreements with Parties-in-Interest

All costs and expenses incurred in connection with the operation of the Plan are borne by State Street Corporation, except investment management fees, which are paid by the Plan.

State Street Corporation and Certain Related
Companies Salary Savings Program

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated October 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is operated in compliance with the applicable requirements of the Code, and therefore, believe that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

The Plan was amended effective June 17, 2002 to convert the Company Stock Fund to an Employee Stock Ownership Plan (ESOP Fund) within the Plan.The ESOP will have such terms and conditions consistent with Section 404(k) of the Internal Revenue Code. Participants whose accounts are invested in the ESOP Fund will be able to choose to reinvest dividends in the ESOP Fund, or take quarterly distribution of the dividends in cash.

Supplemental Schedule

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Investment	Current Value

State Street Bank and Trust Company Investment Funds for Employee Trusts:
Active U.S. Large Cap Core Fund*	5,487,449 units of participation	$ 91,717,214
Company Stock Fund*	7,485,571 units of participation	391,121,033
Short-Term Investment Fund*	91,587,785 units of participation	91,587,785

Principal Preservation Fund:
Allstate Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.08%; matures 3/31/03	389,339
Allstate Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.93%; matures 6/28/02	400,992
Bank of America
	2000 Stable Fixed Income Fund, 5.86%; matures 10/17/11	1,497,158
Bank of America
	2000 Stable Fixed Income Fund, 6.24%; matures 2/15/09	1,224,992
Bank of America
	2000 Stable Fixed Income Fund, 9.44%	1,155,202
Cassietes Depots
	1999 Stable Fixed Income Fund, 6.64%; matures 6/30/03	1,002,645
General Electric Capital Assurance
	2000 Stable Fixed Income Fund, 6.71%; matures 9/30/03, 3/31/05	2,129,269
General Electric Capital Assurance
	2001 Stable Fixed Income Fund, 5.79%; matures 12/30/04, 6/30/05, 12/29/05	2,063,917
General Electric Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.15%; matures 7/1/02	413,037
General Electric Life Insurance Co.
	1999 Stable Fixed Income Fund, 6.11%; matures 9/30/02, 3/31/03	1,176,104

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

General Electric Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.97%; matures 12/31/02	$ 870,657
Hartford Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.85%; matures 9/30/04, 12/30/04, 6/30/05	2,069,722
Hartford Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.58%; matures 9/30/04, 12/30/04, 9/30/05	1,280,681
Jackson National Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.06%; matures 6/30/03, 3/31/04, 6/30/04	2,708,708
John Hancock Mutual Life Insurance Co.
	1997 Stable Fixed Income Fund, 6.51%; matures 7/1/02	429,364
John Hancock Mutual Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.68%; matures 12/31/03, 6/30/04, 9/30/04	2,785,826
Metropolitan Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.07%; matures 4/1/02	613,193
Metropolitan Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.71%; matures 3/31/03	398,456
Metropolitan Life Insurance Co.
	2001 Stable Fixed Income Fund, 4.65%; matures 12/30/04, 3/31/05, 6/29/06	1,001,495
Monumental Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.17%; matures 12/31/02	620,162
Monumental Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.63%; matures 9/30/02, 9/30/03	784,194
Monumental Life Insurance Co.
	1999 Stable Fixed Income Fund, 6.15%	1,165,619

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Monumental Life Insurance Co.
	2000 Stable Fixed Income Fund, 7.95%; matures 3/28/02, 12/31/03, 3/31/04	$ 1,688,566
Monumental Life Insurance Co.
	2001 Stable Fixed Income Fund, 4.69% matures 12/30/03, 9/29/05, 6/29/06	1,506,796
Monumental Life Insurance Co.
	2001 Stable Fixed Income Fund, 5.17%; matures 9/30/03, 6/30/05, 12/29/05, 9/28/06	1,500,000
New York  Life Insurance Co.
	1997 Stable Fixed Income Fund, 6.55%; matures 4/1/02	22,638
New York Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.02% matures 5/15/03	543,563
New York Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.93%; matures 12/31/02, 3/31/03	703,005
New York Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.84%; matures 9/30/02, 3/31/03	773,519
The Principal Financial Group
	1997 Stable Fixed Income Fund, 5.68%; matures 3/29/02, 9/30/03	594,430
The Principal Financial Group
	1998 Stable Fixed Income Fund, 6.01%; matures 8/1/03	305,330
The Principal Financial Group
	2000 Stable Fixed Income Fund, 7.47%; matures 6/30/03, 12/30/03, 3/31/04	1,651,665
The Principal Financial Group
	2001 Stable Fixed Income Fund, 4.95%; matures 9//28/05, 12/29/05, 3/30/06	2,521,269
Protective Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.16%; matures 3/29/02	416,631

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Protective Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.04%; matures 3/29/02, 12/31/02	$ 813,124
Transamerica Life Insurance Co.
	1998 Stable Fixed Income Fund, 5.73%; matures 8/15/18	113,205
Travelers Life Insurance Co.
	1997 Stable Fixed Income Fund, 6.30%; matures 6/30/03	318,087
Travelers Life Insurance Co.
	1998 Stable Fixed Income Fund, 6.13%; matures 9/30/02	617,206
Travelers Life Insurance Co.
	1999 Stable Fixed Income Fund, 5.59%; matures 12/31/02, 9/30/02	1,168,684
Union Bank of Switzerland
	2001 Stable Fixed Income Fund, 4.38%; matures 3/25/29	2,498,874
Total Principal Preservation Fund		43,937,324

State Street Corporation and Certain Related
Companies Salary Savings Program

EIN No: 04-2456637 Plan No: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

Daily EAFE Fund*	2,793,244	units of participation	$ 26,602,858
Bond Market Fund*	1,429,135	units of participation	27,812,379
U.S. Core Opportunities Fund (formerly known as U.S. Growth & Income Fund)*	8,276,297	units of participation	79,742,122
Conservative Lifestyle Fund*	298,700	units of participation	6,179,958
Moderate Lifestyle Fund*	400,110	units of participation	8,946,562
Aggressive Lifestyle Fund*	563,174	units of participation	13,651,013
Russell 2000 Index Securities Lending Fund*	737,245	units of participation	11,079,312
S&P MidCap Index Fund*	1,538,335	units of participation	25,811,719
S&P 500 Flagship Fund*	124,263	units of participation	24,709,314
Self Managed Brokerage Accounts			19,445,891
Participant loans*	6% to 10.5%		19,595,579

			$881,940,063 ==============

* Indicates party-in-interest to the Plan.

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in Post-Effective Amendment Number 2 to the Registration Statement (Form S-8 No. 2-68696) pertaining to the State Street Corporation and Certain Related Companies Salary Savings Program of our report dated May 28, 2002, with respect to the financial statements and supplemental schedule of the State Street Corporation and Certain Related Companies Salary Savings Program included in this annual Report (Form 11-K) for the year ended December 31, 2001.

/s/Ernst & Young LLP
ERNST & YOUNG LLP

Boston, Massachusetts
June 24, 2002